

April 27, 2020

Eldee Tang
Chief Executive Officer
Noble Vici Group, Inc.
1 Raffles Place #33-02
One Raffles Place Tower One
Singapore 048616

> **Re: Noble Vici Group, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed July 15, 2019**
> **File No. 000-54761**
> **Response dated April 14, 2020**

Dear Mr. Tang:

We have reviewed your April 14, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2020 letter.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1.   We note your response to our prior comment 1 and your proposal to remove the discussions on non-GAAP measurements and replace the measures with the following three metrics to gauge your performance: (1) Gross Merchandise Value (GMV); (2) Maximum Purchasing Performance (MPP); and SMGA Costs. Please tell us and disclose in greater detail how the MPP and the SMGA metrics provide useful information to investors. In this regard, we note that MPP is calculated by dividing cost of goods sold by GMV wherein cost of goods sold is an actual cost number recorded on your financial

statements while GMV represents the aggregate of suggested retail prices of goods *offered,* as opposed to *sold,* on your website and does not represent actual amounts of sales or GMV that were realized through sales. In addition, it appears to us that the same holds true of SGMA ratio in that it is calculated from a suggested value instead of a realized value. Please make any necessary modifications and revise your presentation.

You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at (202) 551-3849 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services